BOSTON

BRUSSELS

CHARLOTTE

FRANKFURT

HARRISBURG

HARTFORD

LONDON

LUXEMBOURG

MUNICH

NEW YORK

NEWPORT BEACH

PALO ALTO

PARIS

PHILADELPHIA

PRINCETON

SAN FRANCISCO

WASHINGTON

December 21, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Attn: Mr. Jeffrey P. Riedler

Re:	Select Medical Corporation
Amendment No. 1 to Proxy Statement filed on Schedule 14A,
Amendment No. 1 to Schedule 13E-3 and all included and incorporated documents — File No. 1-31441, Filed November 12, 2004

Ladies and Gentlemen:

Select Medical Corporation (the “Company”) has today filed Amendment No. 1 (the “Amended Proxy Statement”) to its Proxy Statement filed on Schedule 14A (the “Initial Preliminary Proxy Statement”), and Amendment No. 1 to its Schedule 13E-3 (“Amended Schedule 13E-3”). On behalf of the Company, we respond to the comments raised by Jeffrey P. Riedler in his letter dated December 10, 2004 to Michael E. Tarvin. For your convenience, the comments are included in this letter and are followed by the applicable response. We also have included the supplemental information requested by Mr. Riedler as exhibits to this letter.

1. We note that certain members of management have the opportunity to subscribe for equity interests in the surviving entity and will remain with the company. It appears that these members of management should be filing persons on the Schedule 13E-3. Refer to section II. D. 3. of our Current Issues outline, publicly available on our website, www.sec.gov, for further guidance on the determination of when members of senior management become affiliates engaged in the Rule 13e-3 transaction. Please advise.

The Staff is supplementally advised that at the time of the filing of the Initial Preliminary Proxy Statement, the only members of management who had reached an agreement with Welsh Carson as to their continuing investment in the surviving corporation were those members of management listed as continuing investors in such filing (and the related Schedule 13E-3). In connection with the filing of this

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December 21, 2004

Amended Proxy Statement and in response to the Staff’s comment, the Company has listed additional members of management as continuing investors to the extent agreements with such individuals have been reached. Such individuals, to the extent they are affiliates of the Company, have also been added as filing persons with respect to the Amended Schedule 13E-3. The Company expects to update its filings if and to the extent additional members of management reach agreements with Welsh Carson regarding a continuing investment in the surviving entity.

2. It is unclear why the information with respect WCAS IX Associates LLC disclosed in this item is not included in the Schedule 14A, including disclosure of the directors, executive officers and control persons identified here.

The Staff is supplementally advised that WCAS IX Associates, LLC is the general partner of Welsh Carson. It does not directly hold any interests in EGL Holding Company, Acquisition Corp. or the Company, and is not expected to directly acquire any such interests. It is listed as a member of the buying group (and accordingly, a filing person with respect to the related Schedule 13E-3) because it is an affiliate of Welsh Carson. Accordingly, the Company believes that the information disclosed in Item 3 to Schedule 13E-3 is required to be included in the Schedule 13E-3, but that such information need not be included in the Amended Proxy Statement.

3. On a supplemental basis, please confirm that your proxy information statement will be provided to your shareholders at least 20 business days prior to the meeting date.

The Company confirms that its proxy information statement will be provided to its stockholders at least 20 business days prior to the date of the special meeting.

4. Please provide us with a courtesy copy of your proxy card.

A copy of the Company’s proxy card is attached to the Amended Proxy Statement as filed and a copy is enclosed with this letter for your convenience.

5. It appears that many of your officers and directors have financial interests that are distinct from the interests of stockholders generally. You should make a statement to this effect in your discussion of continuing investors. That statement should briefly summarize the interests that you have set forth on pages 4-5 of the proxy statement. See item 5(a) of Schedule 14A.

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The Company has revised the cover letter to include disclosure regarding the interests of the continuing investors in response to the Staff’s comment.

6. In addition, you have indicated that the two members of the special committee “will, like all other stock holders and option holders, receive cash payments for their shares and options.” This statement implies that the interests of the special committee are the same as those of the unaffiliated stockholders generally. The vast majority of unaffiliated stockholders, however, do not own stock options and it appears that all options will be cashed out, including those that have not vested. As a result, members of the special committee will be receiving compensation exceeding $1.2M for their options. The document should be revised to remove the implication that the special committee’s interests in the transaction is aligned with the interests of the unaffiliated stockholders.

Therefore, on page 1 and in each place in the document where the disclosure regarding the special committee’s interests not differing from holders generally is stated or implied, discuss and quantify any benefits any member of the special committee will realize as a result of the transaction which differ from those received by stockholders will realize as a result of the transaction with explicit disclosure indicating that the interests of the committee members and stockholders generally may not be aligned. In your response letter, please advise us of each page where revisions are made.

The Company has revised the disclosure in the cover letter and on pages 2, 29, 31 and 49 in response to the Staff’s comment.

7. You state that the independent members of the board unanimously determined that the merger is fair, advisable and in the best interests of the Company. Disclose the percentage of the vote of common shares that these parties control.

The Company has disclosed in the cover letter the aggregate percentage of the vote of common shares that the members of the special committee control in response to the Staff’s comment.

8. Please expand the discussion to indicate the approximate aggregate percentage of votes controlled by Holdings, Acquisition Corp., Welsh Carson, their respective affiliates, their co-investors and the continuing investors. In addition,

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please state the number of votes abstaining or voting against the merger that will result in the disapproval of the merger.

The Company has provided disclosure in the Summary Term Sheet on page 2 in response to the Staff’s comment.

9. You should mention and quantify Bank of America’s fee, any additional success fee, and, if true, state that the success fee will only be paid if the transaction is completed and the corresponding percentage of the firm’s compensation in connection with the transaction. You should also indicate this information in the section titled Opinion of the Board of Directors Financial Advisor and in each other section where the information is relevant.

The Company has provided disclosure on pages 3, 6 and 42 in response to the Staff’s comment.

10. This section should not be limited to directors and officers and should include disclosure relating to other parties, such as BofA. You should include BofA’s fee in the transaction (with the success fee explained and disclosed) as well as any interest of BofA employee in the transaction. The subheading should also be revised accordingly.

The Company has provided disclosure regarding Banc of America Securities LLC’s interests in the merger on page 6 and 42, including the amount of Banc of America Securities LLC’s fee. The Company has also revised the subheading of the relevant section as requested. The Staff is supplementally advised that the Company has been informed by Banc of America Securities LLC that, other than small amounts of common stock of the Company held by two Banc of America Securities LLC employees (1,000 and 23 shares respectively), to Banc of America Securities LLC’s knowledge no Banc of America Securities LLC employee has any interest in the transaction.

11. Please expand the discussion to indicate whether and how the percentage ownership of the directors and management, respectively, may change as a result of the merger.

The Company has provided disclosure on pages 4-5 comparing the current ownership of the Company of the continuing investors and Russell L. Carson to the proposed ownership of such persons in the surviving corporation. The Company has also expanded the disclosure on pages 49-50 to show the change in the

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percentage ownership of the directors and officers of the Company as a result of the merger.

12. Please expand the discussion in the third bullet to explain in greater detail what you mean by “another public offering,” in light of the current “going private” transaction. In this regard, we note that it appears the equity incentive plan cannot exceed 1% of the fully-diluted common stock unless Select completes another public offering and that you anticipate the percentage of options granted under the plan to be 15% of the fully-diluted common stock after the merger.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 51 to clarify that the reference to “another public offering” was to “an initial public offering” consummated by EGL Holding Company.

13. Please disclose the amount of the filing fee that will be paid in connection with your HSR filing and who will pay it. In addition, you should state explicitly that the HSR Act places the responsibility for filing fees on the acquirer. If the Company is paying any portion of the fees, please explain why the Company agreed to accept these expenses.

The Company has provided disclosure on pages 8 and 60 to clarify that EGL Holding Company has paid the HSR filing fee of $250,000 in accordance with the HSR Act.

14. Please expand the discussion to quantify the aggregate amount of expenses and fees that Select will pay in connection with the merger, including reimbursement fees and expenses.

The Company has provided disclosure on page 8 in response to the Staff’s comment.

15. Please disclose the amount of the claims for rescission and for damages, respectively.

The Company has revised the disclosure on pages 9 and 70 to clarify that no amount of damages has been specified in the complaints filed in connection with the disclosed litigation.

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16. Briefly describe the nature of the fiduciary obligations described in the section. Please also disclose that the termination fee could have the effect of deterring third-parties from making a superior offer to the Company.

Under Delaware law, the board of directors has fiduciary duties to the stockholders of the Company. These duties are generally described as the duty of care and the duty of loyalty. The duty of care requires that the directors act on a fully informed basis, and act with due care in the process of their decision making. The duty of loyalty requires that the directors act in good faith and in the honest belief that their actions are in the best interests of the Company and not in a manner that involves self dealing or a conflict of interest. In general, if the board proposes or agrees to recommend a sale or change in control of the Company in a cash transaction, the board must attempt to obtain the best value reasonably available for stockholders.

The Company has revised the disclosure on pages 9 and 82 to disclose the potential deterring effect of the termination fee on third parties in response to the Staff’s comment.

17. Please disclose whether the Company has received any interest from other parties in making an offer to the Company and the basic terms of such offer, if any. Bifurcate the disclosure between the period prior to November 6 and after.

The Company has revised the disclosure on pages 9 and 27 to clarify that no other indications of interest or offers were received by the Company during either period.

18. Please disclose whether any of the conditions are waivable and the circumstances under which a waiver may be granted.

The conditions to the merger are waivable at the discretion of the parties as permitted by law. The Company has revised the disclosure on pages 10 and 87 in response to the Staff’s comment. The Staff is supplementally advised            that the Company has no intention to waive any condition as of this date.

19. To the extent that there is significant overlap of immaterial information between Term Sheet Summary and the Q&A, please consider removing some disclosure to avoid unnecessary repetition.

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The Company has deleted sections of the Q&A that were duplicative of the disclosure in the Term Sheet Summary.

20. In the question relating to the role played by special committee, you indicate that the committee retained certain legal and financial advisors. Please disclose whether or not the special committee retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction. See Item 1013(d) of Regulation S-K and General Instruction E to Schedule 13E-3.

The Company has provided disclosure in the second Q&A on page 13 in response to the Staff’s comment.

21. In several places in the filing, you state that the directors and officers of the Company will hold substantially similar positions after the merger. If applicable, please disclose whether any executive officers or directors will be leaving the Company after the merger.

The Company has revised the disclosure in the cover letter and on page 49 to state that the Company expects the current officers of Select to remain as officers of the surviving corporation after the merger. The Company also has revised the disclosure to state that the members of the special committee, James E. Dalton, Jr. and David S. Chernow, and Meyer Feldberg, Leopold Swergold and Leroy S. Zimmerman are not expected to remain as directors of the surviving corporation after the merger.

22. The premiums paid above market price represent material information that should be disclosed either in the summary or in the Q&A. Please revise your disclosure accordingly.

The Company has provided disclosure on pages 3-4 in response to the Staff’s comment.

23. Please indicate each meeting where any interested director or officer was present, naming such persons individually. Please also disclose any meetings in which representatives or affiliates of these interested persons participated.

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The Staff is supplementally advised that no interested director, interested officer or representative or affiliate of any interested director or interested officer of the Company was present at any meeting of the special committee. The Company has provided disclosure on page 27 to clarify that each of Mr. Rocco A. Ortenzio, Mr. Robert A. Ortenzio, Mr. Carson and Mr. Cressey were present at the meetings of the board of directors that were held on October 17, 2004 and November 18, 2004.

24. For each meeting you describe, please briefly disclose any actions that the participants agreed to undertake, either through resolutions or through informal agreement.

The Company has revised the disclosure in the “Background of the Merger” section in response to the Staff’s comment.

25. You indicate that the special committed considered as a significant factor the impact of new CMS regulations on reimbursement. Please briefly summarize the quantitative impact of the regulations that was contained in BofA’s analysis.

The Company has revised the disclosure on page 26 in response to the Staff’s comment.

26. Please disclose whether the potential purchaser that entered into the confidentiality agreement made an offer or otherwise indicated that it was willing to pay price exceeding $18 per share. If so, please disclose the circumstances that it would not proceed any further, including any stated reasons for its decision.

The Company has revised the disclosure on page 27 in response to the Staff’s comment.

27. We note that BofA made many presentations to the special committee (beyond what you have filed as exhibits). These presentations should be included as exhibits to the Schedule 13E-3 and must be summarized in considerable detail and filed as exhibits pursuant to Item 9 of Schedule 13E-3.

In response to the Staff’s comment, copies of the materials furnished to the special committee in connection with presentations to the special committee by Banc of America Securities LLC on October 6, 2004, October 9, 2004, October 13, 2004 and November 18, 2004 are filed as Exhibits (c)(2), (c)(3), (c)(4) and (c)(6) to

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Amendment No. 1 to the Schedule 13E-3. The Staff is supplementally advised that information regarding potential buyers was redacted from pages 45, 46 and 47 of the October 6, 2004 presentation and pages 11 and 12 of the October 13, 2004 presentation.

The Staff is supplementally advised that the presentations by Banc of America Securities LLC dated October 6, 2004, October 9, 2004 , October 13, 2004 and October 17, 2004 do not include the financial analyses on which Banc of America Securities LLC based its opinion, dated November 18, 2004, as to the fairness, from a financial point of view, of the consideration to be received by the unaffiliated stockholders of Select in the merger, and therefore those presentations have not been described in detail in the Amended Proxy Statement. Only the presentation by Banc of America Securities LLC on November 18, 2004 contains such financial analyses, which are summarized in detail in the “Special Factors — Opinion of the Financial Advisor to the Special Committee” section of the Amended Proxy Statement.

28. Many of the bullet points discussing matters that were considered can be consolidated to avoid repetition. Please revise your disclosure accordingly.

The Company has revised the disclosure on pages 29-35 in response to the Staff’s comment.

29. Quantify the factors considered to the extent practicable. For example, we note that the special committee considered the CMS reforms with respect to reimbursement. Did the special committee estimate these expenses? If they did, please disclose this estimate. If they did not, then explain how this factor was considered.

In order to assist the special committee in its consideration of the impact of the CMS reforms, at the direction of the special committee, Banc of America Securities LLC developed sensitivities around the financial projections provided by the Company’s management. These sensitivities demonstrated the expected financial performance of the Company’s business if the CMS reforms were reversed (the upside case) or if the implementation of the Company’s revised business model for the Company’s long-term acute care facilities in response to the CMS Regulations was delayed (the downside case). Banc of America Securities LLC reviewed the sensitivities around the financial projections with the Company’s management. Banc of America Securities LLC also analyzed the implied valuation of the Company using the discounted cash flow methodology. The financial projections provided by the Company’s management, excluding the SemperCare transaction, resulted in a valuation range of $16.25 to $21.50 per share, versus the upside case range of $19.50 to $25.50 per share and the downside case range of $15.00 to $19.75 per share.

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30. In addition, on page 30, you indicate that the special committee discussed risks and negative aspects of the merger. Please elaborate on your point that certain parties, including the continuing investors, have interests that differ from the shareholders. Please explain exactly what those interests are and how they differ from the shareholders generally. You should also disclose the interests of the special committee that are distinct from the interests of the unaffiliated stockholders. To the extent possible, you should quantify those interests.

The Company has provided disclosure on page 31 to describe the interests of the continuing investors in the merger that differ from the stockholders. The Company has also provided disclosure in the cover letter and on pages 2, 29, 31 and 49 to disclose the interests of the members of the special committee that are distinct from the interests of the stockholders generally.

31. You have stated that the risk for changes in CMS regulations will rest with Select and not the Company. Do those risks associated with the reimbursement issues that you have described throughout the proxy statement? If so, such provisions would appear to be inconsistent with the stated purposes of the transaction and would appear to eviscerate much of your premium, as noted in your graph “annotated stock price performance” attached to Schedule 13E-3. Please advise.

On page 30, the Company has clarified that the risk to the business of maintaining compliance with the CMS reimbursement regulations will be borne solely by EGL Holding Company, and not by the public stockholders.

32. Please disclose whether the Board considered any of the negative aspects of the merger. If so, please disclose the subject of those considerations and the conclusions that emanated from that discussion.

The Company has provided disclosure on page 34 to clarify that the Board adopted the special committee’s analysis of the relevant aspects of the merger, including the negative factors considered by the special committee.

33. Please disclose whether the special committee or the board considered the possibility of derivative actions as a result of the transaction and the possibility that those transactions might adversely affect the merger and the steps taken to minimize the possibility of such actions.

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The Staff is supplementally advised that the special committee and the board of directors were aware that the merger may give rise to litigation proceedings against the Company, the special committee and/or the board of directors, among others. The special committee and board of directors understood that litigation proceedings might adversely affect the merger. However, neither the special committee nor the board of directors believed that the possibility of litigation proceedings should affect the process that it employed to evaluate the merger and the alternatives to the merger. Instead, the special committee and board of directors proceeded with an evaluation and approval process that is consistent with their respective fiduciary duties.

34. Please summarize the alternatives the special committee of the Board considered to attract investor interest and increase shareholder value without selling the company. In each case, disclose the advantages and disadvantages of the alternative and explain why the Company rejected that alternative in favor of the transaction with Welsh Carson. See Item 1013(b) of Regulation M-A.

The Company has revised the disclosure on page 33 in response to the Staff’s comment.

35. We note your reference in the last complete paragraph on page 30 that the discussion pertained to certain material factors considered by the special committee. Please revise this section and the related section concerning the Board’s determination, to include a discussion of all material factors, both positive and negative, considered by the special committee and board, respectively.

The Company has revised the disclosure on page 34 to clarify that the discussion sets forth all of the material factors, both positive and negative, reviewed by the special committee.

36. Throughout the different comparable analyses, you indicated the inclusion of qualitative, non-mathematical considerations. In each case, it appears that the removal of comparables from the top of the range was more dramatic than removals from the bottom, indicating that your qualitative adjustments had the effect of decreasing the value of the Company. In each case, you should be more specific in describing which companies were dropped from these analyses and explain why this occurred. You should also disclose the quantitative impact of these adjustments.

The Company has revised the disclosure on pages 5 and 39-41 in response to the Staff’s comment.

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37. In each case where you provide some kind of comparable analysis, please disclose the criteria used in selecting the comparable companies. If any companies meeting the criteria were excluded from your analysis, please revise to disclose this information and to explain the basis for their exclusion.

The Company has revised the disclosure on pages 5 and 39-41 in response to the Staff’s comment.

38. In the select precedent transactions, please provide more information for each transaction, including the date of the transaction and the multiple for the transaction. You may provide this disclosure by adding columns to your tabular list of transactions. Also, if there were any companies meeting the selection criteria that were excluded from your analysis please disclose and disclose the basis for their exclusion.

The Company has revised the disclosure on page 40 in response to the Staff’s comment.

39. Please disclose more information on your DCF calculations. Include the growth rates that were used and how you reached your terminal value multiples and discount rates. Please supplementally provide us with your wacc calculations.

The Company has revised the disclosure on page 41 in response to the Staff’s comment. Banc of America Securities LLC used a weighted average cost of capital of 11% to 13% in its discounted cash flow analysis, which was selected by Banc of America Securities LLC based on its professional judgment after considering factors such as a weighted average cost of capital analysis prepared by Banc of America Securities LLC, corporate internal hurdle rates in general and the Company’s internal hurdle rates (as to which Banc of America Securities LLC was guided by the special committee).

40. This discussion generally should include each filing person’s consideration of each of the factors listed in Instruction 2 to item 1014 of Regulation M-A. It does not appear that all factors have been fully addressed.

The Company has revised the disclosure on page 42 to address each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A.

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41. Please state whether the continuing investors adopted the analyses contained in the fairness opinion. As you know, if a filing person relied on the analysis of another, such as the board or the financial advisor, it must expressly adopt the conclusion and analysis of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation. Also, if any filing person did not consider one or more of the factors material or relevant to its determination, state that and explain why the factor(s) were not deemed important or relevant. See Exchange Act Release No. 17719 (April 13, 1981). Question & Answer No. 20. A filing person cannot insulate itself from liability by relying upon another’s analysis which, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3. See Item 1014(b) of Regulation M-A and Question and Answer Nos. 5 and 21 of Exchange Act Release No. 17719.

The Company has revised the disclosure on page 44 to clarify that the buying group, which includes all of the continuing investors who are filing persons, did not adopt the analyses contained in Banc of America Securities LLC’s fairness opinion. The Company further notes that the disclosure appearing on page 42, as revised in accordance with the Staff’s comment No. 40, now references each of the aforementioned factors, including those which were not considered material or relevant to the buying group’s determination and an explanation as to why such factors were not deemed material or relevant.

42. Quantify the total payment amounts payable under the various agreements and arrangements mentioned in this section. Also quantify the amounts for each individual listed in the section.

The total amount payable to each of the directors and officers of the Company for shares of stock and stock options in connection with the merger is disclosed on page 53. The Company has also provided disclosure on pages 49-54 to quantify the amounts for each individual listed in the section.

43. State the valuation at which management will be investing following the transaction. If management receives a discount (or an effective discount) for any of its equity participation following the transaction, please describe and quantify such effective discounts.

The Company has provided disclosure on pages 49-51 to clarify that the members of management who are continuing investors will invest on the same terms and conditions as Welsh Carson and its co-investors in connection with the merger.

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44. You have indicated that the executive officers may receive 3 years salary if they are not in management of the surviving company after the merger under certain conditions. Please describe those conditions. If these officers may receive these payments if they leave voluntarily, then such payments should be included in any discussion relating to the divergent interests between the unaffiliated stockholders and the continuing investors.

The Company has provided disclosure on page 52 to clarify that each executive officer has signed or will sign agreements at or prior to the time of the merger that will provide that the merger will not be considered a change of control for purposes of the employment or change of control agreements. Therefore, no executive officer will receive a change of control payment after the merger, whether he or she leaves voluntarily or is terminated.

45. Please disclose explicitly that management expects total revenue, operating income and net income to increase materially over the five-year period ending December 31, 2009 and disclose the rate of growth. Please reconcile these projections with the risks you have indicated are inherent in the stock. Make it clear that the shareholders will not participate in any of the net income associated with the 60% increase in net income projected for the next 5 years.

The Company has provided disclosure on pages 68-69 in response to the Staff’s comment. The projections reflect numerous assumptions and estimates as to future events made by the Company’s management, which assumptions reflect the risk inherent in the stock. The failure to achieve any of the underlying assumptions will negatively impact the surviving corporation’s ability to achieve the growth reflected in the projections. In particular, the Company’s implementation of a revised business model designed to remain in compliance with the CMS Regulations (such as an increase in development of higher cost free-standing long term acute care hospitals) involves significant risks and uncertainties, and the failure to successfully implement the revised business model could cause the surviving corporation to fail to achieve the growth that is reflected in the projections.

46. Please disclose any facts that would indicate that the projections are no longer valid.

As disclosed on pages 67-68, the projections were revised to reflect the SemperCare acquisition. Except for the effect of the inclusion of the SemperCare acquisition on the original projections, the Staff is supplementally advised that the Company is not currently aware of any facts that would make the projections invalid.

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47. Please revise to disclose the approximate length of time between the effective date of the merger and the date on which shareholders will receive their cash payments tendered shares.

The Company has provided disclosure on page 75 in response to the Staff’s comment.

48. We note that you present the non-GAAP measures, EBITDA and EBITDA as a % of the net revenue, as indicators of your performance. The elimination of recurring items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that the items you exclude have the following attributes.

•	there is a past pattern of these items occurring in each reporting period;

•	the financial impact of these items will not disappear or become immaterial in the future; and,

•	there is no unusual reason that the company can substantiate to identify the special nature of these items.

These attributes raise significant questions about management’s assertions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” on our website at www.sec.gov/divisions/corpfin/faqs/nongaapgaq.htm that we issued on June 13, 2003. Please revise your filing to remove all references to these measures of tell us how your disclosure complies with Item 10 of Regulation S-K.

The Staff is supplementally advised that the Company believes that its disclosure of EBITDA complies with Item 10 of Regulation S-K and the Staff’s published guidance regarding the use of non-GAAP Financial Measures. The Company believes that the presentation of EBITDA, which is defined as the Company’s net income (loss) before interest, taxes, amortization and depreciation, is important to investors because EBITDA is commonly used as an analytical indicator of performance by investors within the healthcare industry. For example, in its

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analyses, Banc of America Securities LLC examined the Adjusted EBITDA of the Company and compared it to the Adjusted EBITDA of comparable companies in the industry. The Company also believes that the presentation of EBITDA enables the investor to view the Company’s performance in the same way as management views the Company, and provides the investor with the same data that management uses to make operating decisions, as it has done since the Company’s inception. Consistent with the Company’s prior filings, the Company has disclosed on page 87 that EBITDA is not a measurement determined under generally accepted accounting principles, that items excluded from EBITDA are significant components in understanding and assessing financial performance and that EBITDA should not be considered in isolation or as an alternative to, or substitute for, net income, cash flows generated by operations, investing or financing activities, or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity.

49. Where our comments call for disclosure, we think you should revise your documents in response to these comments for future filings beginning with your Form 10-K for December 31, 2004.

Please refer to the Company’s responses to comments 50 to 53.

50. Please consider expanding your disclosures to include the following:

a.	State if your billing system generates contractual adjustments based on fee schedules for the patient’s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

b.	Disclose your policy for collecting deductibles and co-payments.

c.	Disclose the reasons for significant changes in accounts receivable days outstanding for each period presented.

The Company will make responsive disclosure to these comments in its Form 10-K for the fiscal year ending December 31, 2004 and subsequent filings where appropriate.

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51. Based on the preceding comment related to your Preliminary Proxy Statement, please revise your disclosures here and in other section of the filing to remove all inappropriate non-GAAP measures, such as EBITDA and EBITDA as a % of net revenue.

The Company refers the Staff to its response to comment 48.

52. Please consider expanding your disclosures to include the following:

a. For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example, in 2003, this amount would represent the difference between estimates of contractual adjustments related to services provided in 2002 and the amount of the new estimate or settlement amount that you recorded during 2003.

The Staff is supplementally advised that the Company’s estimates of contractual allowances in its inpatient hospitals are patient specific and historically the Company has not been required to make material adjustments to these estimates. For the Company’s outpatient clinics, the Company estimates contractual allowances by payor type based upon regular periodic reviews of historical paid claims data. The Company also monitors these contractual percentages against their historical trends and the expected amounts are determined through a review of the Company’s contracts with these commercial payors. The Company intends to provide disclosure to this effect in its Form 10-K for the fiscal year ending December 31, 2004 and subsequent filings where appropriate.

b. Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on your financial position and results of operations.

The Staff is supplementally advised that the Company’s routine billing of patient services to Medicare, Medicaid and commercial health insurance providers are accounted for through its routine billing and contractual allowance process as described in 52(a) above. Historically, Medicare and some Medicaid providers retroactively adjusted their payment for services based upon the filing of an annual cost report. For Medicare, this was substantially changed with the implementation of LTCH-PPS in 2002 and the Company is now generally paid prospectively under this Medicare approach. For certain outlier payments, a component of the payment may be based on cost. The Company has always used sophisticated models that replicated the cost report to estimate any retroactive adjustments that may apply and the Company has recorded them in the period that the services were provided. The Company monitors these unsettled cost report periods as part of its routine

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accounting cycle and makes adjustments to the estimates if necessary. Historically, the Company has not experienced any significant or unusual adjustments on these terms. As such, the Company does not believe this area of estimation lends itself to a sensitivity analysis that would be useful for the reader, since the Company has not experienced significant variability as a result of the settlement process. It should also be noted that because of the change in Medicare’s payment system, this cost report settlement process largely ended with the filing of a hospital’s cost report for a year begun on or before September 30, 2002. The Company believes that its current disclosures provide the reader with the necessary information to understand this process without undo complexity.

c. Disclose, in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria, for example, unbilled, less than 30 days, 30 to 60 days etc. of some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification, that is medicare, Medicaid, managed care and other, and self-pay. We would expect self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

The Company intends to provide the requested disclosure in its Form 10-K for the fiscal year ending December 31, 2004 and subsequent filings where appropriate.

d. If you have amounts that are pending approval from third party payors, please disclose the balances of such amounts, where they have been classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

The Company intends to provide the requested disclosure in its Form 10-K for the fiscal year ending December 31, 2004 and subsequent filings where appropriate.

53. State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and ultimately written off and address the following matters:

a.	The threshold, for example, the amount and age, for account balance write- offs;

b.	Whether or not and to what extent you use specific identification for account write-offs;

c.	Whether or not and to what extent your write-off process is automated or manual; and,

Dechert LLP

December 21, 2004

d.	Whether or not accounts are written-off prior to going to legal or collection agencies. If not, quantify the amount included in accounts receivable and the related allowance.

The Company intends to provide the requested disclosure in its Form 10-K for the fiscal year ending December 31, 2004 and subsequent filings where appropriate.

If you have any questions regarding this filing, please call the undersigned at 215.994.2971 or Stephen M. Leitzell at 215.994.2621.

Sincerely yours,

Carmen J. Romano, Esq.

cc:	Michael E. Tarvin, Esq. Stephen M. Leitzell, Esq.

Dechert LLP